Confidential Treatment Requested by Lianluo Smart Limited

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LIANLUO SMART LIMITED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION AND IS NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Lianluo Smart Limited

Room 611, 6th Floor, Beikong Technology Building

No. 10 Baifuquan Road, Changping District

Beijing 102200, People’s Republic of China

January 25, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Donald Field and Dietrich King

Re:	Lianluo Smart Limited

Amendment No. 2 to Registration Statement on Form F-4

Filed on December 9, 2020

File No. 333-249660

Ladies and Gentlemen:

We hereby submit the responses of Lianluo Smart Limited (“LLIT”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 5, 2021, providing the Staff’s comments with respect to LLIT’s Amendment No. 2 to registration statement on Form F-4 filed on December 23, 2020 (the “Amendment No. 2”). Concurrently with the submission of this letter, LLIT is submitting its amendment No. 3 to the registration statement (“Amendment No. 3”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of LLIT.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to LLIT on a consolidated basis.

Amendment No. 2 to Registration Statement on Form F-4

Material U.S. Federal Income Tax Consequences of the Merger, page 80

1.	We note that you have filed a short-form tax opinion as Exhibit 8.1. The short-form tax opinion and the referenced tax sections in the prospectus both must state clearly that the disclosures in the referenced tax sections of the prospectus are the opinion of counsel. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 dated October 14, 2011. Please revise the short-form tax opinion and the referenced tax sections to state clearly that the tax consequences discussed in the referenced sections are counsel’s opinion.

Response: We have revised the short-form tax opinion and the referenced tax sections to state clearly that the tax consequences discussed in the referenced sections are counsel’s opinion.

2.	We note your disclosure on page 81 that "ACCORDINGLY, EACH STOCKHOLDER SHOULD CONSULT WITH SUCH STOCKHOLDER’S OWN TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER." Please delete this limitation on reliance. Investors are entitled to rely on the expressed opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: We have deleted the sentence on page 81 per the Staff’s comment.

U.S. Securities and Exchange Commission

January 25, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations for Newegg

Critical Accounting Policies

Common Stock Valuations, page 176

3.	We read your response to comment 3. Please retroactively verify the reasonableness of your estimated enterprise value based on the number of shares you expect to receive in the merger and the market price of Lianluo’s common stock, adjusted for Lianluo’s events and circumstances that were inapplicable to Newegg and Newegg’s events and circumstances that were inapplicable to Lianluo. Please provide an analysis that quantifies these events and circumstances to help facilitate our review of your equity issuances.

Response: Newegg used an estimated equity value of $425,000,000 as the basis for determining the exercise price for stock options granted during the six months ended June 30, 2020. Newegg reconciled that equity value to the $1,233,000,000 value obtained by multiplying (i) the 363,325,542 LLIT shares that will be issued to Newegg stockholders in the merger, by (ii) $3.3944, which is the volume-weighted average trading price of LLIT’s Class A common shares for the consecutive twenty (20) trading days immediately prior to and including October 16, 2020, as adjusted for a 1 for 8 reverse stock split that was effectuated on October 21, 2020 (the “LLIT VWAP”). A summary of that reconciliation appears in the table below.

(1)				(2)	(1) * (2)
LLIT Value / Share	Newegg Value / Share	Note	Line Description	Shares outstanding	LLIT Aggregate Value	Newegg Aggregate Value
$3.3944		A	LLIT VWAP	3,599,573	$12,218,000	$1,233,000,000
		B	Warrant liability – agreed deduction		$ 3,500,000
		C	LLIT Value, net of warrant escrow		$ 8,718,000	$ 880,000,000
		B	[***]		[***]
		C	[***]		[***]
		D	[***]		[***]
[***]		E	[***]	3,599,573	[***]
5.8417		F	Exchange ratio
	[***]	F	[***]	62,195,173		[***]
		G	[***]			[***]
		H	[***]			[***]
		H	[***]			[***]
		H	[***]			[***]
		H	[***]			[***]
		H	Appraised Newegg Value @ 9/30/19			$425,000,000

Note A	The LLIT VWAP is one of the key components used in the merger agreement for determining the exchange ratio and merger consideration to be paid in the merger, as disclosed on page 88, page A-3 and elsewhere in Amendment No. 3. The LLIT VWAP was extensively considered, negotiated and agreed upon by Newegg and LLIT, as described in Amendment No. 3 under “Proposal I: The Merger—Background of the Merger.” As such, it serves as an indication of the relative value between Newegg and LLIT.

Confidential treatment requested with respect to portions marked “[***]”.

U.S. Securities and Exchange Commission

January 25, 2021

The LLIT VWAP was also used to determine the merger consideration upon which The Benchmark Company, LLC issued its fairness opinion. See description of this fairness opinion on page 80 of Amendment No. 3 under “Proposal I: The Merger—Reports, Opinions and Appraisals.” This fairness opinion also serves as an indicator of relative value between Newegg and LLIT.

While these indications of relative value are useful, Newegg is aware of their limitations. Specifically, the merger agreement falls short of a true, third party, arm’s length negotiated transaction because Newegg and LLIT are affiliated parties under common control with each other. In addition, Benchmark’s fairness opinion was limited to determining whether the merger consideration to be paid by LLIT was fair to LLIT’s shareholders from a financial point of view, as opposed to the merger consideration being fair to Newegg’s stockholders or option holders.

Note B	[***] These warrants contain a complex anti-dilution mechanism which would lower the exercise price of the warrant upon the occurrence of certain events. Issuance of the merger consideration upon completion of the merger could trigger the anti-dilution mechanism and lead to a reduction of the exercise price for the warrants, as further described on page 200 of Amendment No. 3 under “The Investor Warrants.”

Assuming that the fair value of the merger consideration per share issued to Newegg in the merger equals the LLIT VWAP, without any of the adjustments noted above, then the anti-dilution mechanism would be triggered upon issuance of the merger consideration, reducing the exercise price of the warrants to the LLIT VWAP of $3.39 per share. [***] (Recent trading prices in LLIT stock have made it less likely, though still possible, that the anti-dilution mechanism could be triggered, since the exercise price of the warrants ranges from $4.9912 to $5.60 per share, and LLIT’s stock has been trading between $3.30 and $6.47 per share since the merger was announced.)

The warrants also contain a complex contingent put right that would enable the warrant holders to sell the warrants back to LLIT upon the occurrence of certain fundamental transactions, as further described on page 201 of Amendment No. 3. LLIT does not believe the merger with Newegg, disposition of Lianluo Connection, redesignation of LLIT’s Class A common stock and Class B common stock into one class of common stock, or any of the other transactions contemplated in Amendment No. 3 would trigger this put right. [***]

Assuming that the put right is triggered, the cost to repurchase these warrants is calculated using a Black-Scholes option pricing model based on the risk-free U.S. Treasury rate, the then-current exercise price, the trading price and volatility of LLIT’s Class A common shares, and the time when the put right is triggered. Based on today’s information, Newegg estimates that the cost to repurchase these warrants under the put right ranges from approximately [***], depending primarily on the fair value of the merger consideration issued to Newegg and the price at which LLIT stock trades on the day prior to that issuance.1 LLIT has disclosed one example of this calculation on page 26 of Amendment No. 3 under “Risk Factors – We may not have the ability to repurchase certain warrants.”

[1]	As an example, assuming that the LLIT VWAP of $3.3944 is the fair value of the merger consideration per share issued to Newegg, as well as the stock trading price for LLIT on the day before the merger consideration is issued, then the cost to repurchase the warrants would total [***]. If we substitute $5.00 per share instead of the LLIT VWAP in the prior example, the repurchase cost would increase to [***]. Both of these examples assume that the exercise price for the warrants is [***], and are based on the volatility for LLIT’s stock in the 100 days prior to the day before announcement of the merger [***] and the risk free 5 year U.S. treasury rate measured on the date of announcement of the merger [***].

Confidential treatment requested with respect to portions marked “[***]”.

U.S. Securities and Exchange Commission

January 25, 2021

LLIT entered into the merger agreement on October 23, 2020, committing to the merger, disposition, redesignation and other related transactions. [***] the merger agreement and related transactions were not publicly announced until October 23, 2020, whereas the LLIT VWAP is based on LLIT stock trading prices prior to that date. Newegg’s concerns led to significant discussions and negotiations between Newegg and LLIT, resulting in a $3,500,000 deduction from LLIT’s equity value for purposes of calculating the exchange ratio and merger consideration, as disclosed on page 76 of Amendment No. 3 under “Background of the Merger.” We have made the same deduction in the reconciliation above next to Note B.

In addition to the $3.5 million warrant adjustment, Newegg initially asked LLIT for an additional $1.5 million deduction (totaling $5 million) for the warrant liability, as disclosed on page 76 of Amendment No. 3 under “Background of the Merger.” After negotiations, Newegg agreed to compromise on the $3.5 million deduction. [***]

Note C	After deducting the agreed-upon warrant liability of $3.5 million, the resulting aggregate implied value for LLIT is $8,718,000. Based on the exchange ratio and number of shares outstanding for Newegg and LLIT, this implies an aggregate relative value for Newegg of $880,000,000. This amount was the stipulated relative value for Newegg agreed upon between Newegg and LLIT that was used to calculate the exchange ratio and merger consideration, as discussed and disclosed on page 75 and 88 of Amendment No. 3 under “Background of the Merger” and “Merger Consideration.” [***]

Note D	This reconciling item relates to pricing anomalies and inefficiencies in LLIT’s stock price caused by (1) the penny stock characteristics of LLIT’s Class A common shares, (2) significant dilution that could occur from the exercise of LLIT’s warrants, (3) potential speculative trading in LLIT’s Class A common stock, and (4) a lack of information available to the public about LLIT. The impact of these four concepts is impossible to quantify, and so we have estimated their impact based on the difference between the aggregate value for LLIT described in Note C and Note E. We discuss each of these four concepts below.

(1)	Penny Stock. LLIT’s Class A common stock has many, if not all, of the characteristics of a penny stock. The AICPA cautions against valuing assets based on the trading prices for such penny stocks in its industry guide on Valuation of Portfolio Company Investments of Venture Capital and Private Equity Funds and Other Investment Companies (the “AICPA Guide”). We describe below each of these characteristics and the related language from the AICPA Guide.

●	Price below $5.00/share – LLIT stock traded at prices ranging from $0.34/share to $1.67/share in 2019, averaging $1.06/share.[2] It has had similarly low trading prices below $5.00/share during the prior four years.

●	Thinly-traded – LLIT had an average daily trading volume of only 8,156 shares per day, and 67 trading days with no trades at all, in 2019. It had similarly low trading activity in the nine years prior. Section 13.3 of the AICPA Guide emphasizes that level 1 inputs for determining fair market value must be “traded in an active market”. Section 13.21 of the AICPA Guide then quotes from FASB ASC 820-10-35-54C and states “The fair value of an asset or a liability might be affected when there has been a significant decrease in the volume of level of activity for that asset or liability in relation to normal market activity for . . . similar assets or liabilities. . . . [A] reporting entity shall evaluate the significance and relevance [where t]here are few recent transactions.”

[2]	All information relating to LLIT in this Note D is presented before application of the 1-for-8 reverse stock split that occurred on October 21, 2020, because the pre-reverse split statistics are more indicative of the trading environment for LLIT shares at that time and best illustrate the concepts discussed in this Note D.

Confidential treatment requested with respect to portions marked “[***]”.

U.S. Securities and Exchange Commission

January 25, 2021

●	Low public float – As of December 31, 2019, LLIT had 17,806,586 Class A and Class B common shares outstanding, but not more than 6,223,975 shares were available for trading on the NASDAQ. This was less than 35% of the then-outstanding shares, with the other shares held by LLIT’s controlling shareholder, Hangzhou Lianluo. Section 13.04 of the AICPA Guide states that for the valuation of “an investment in a traded security in which the public float represents a small percentage of the total outstanding shares . . . , the [valuator] may consider this level of activity not to reflect an active market that would provide reliable pricing information.”

●	Trading dominated by few market participants – In February and March 2020, LLIT issued 10,990,000 units (each consisting of one Class A common share and one warrant to purchase an additional Class A common share) to three investors. One investor purchased 3,925,000 units, the second investor purchased 3,140,000 units, and the third investor purchased 3,925,000 units, which were each large amounts relative to the public float of LLIT. These investors informed LLIT that they had completely liquidated their investments in the Series A common shares (retaining only the warrants contained in the units) prior to March 9, 2020. As these shares filtered and dispersed through the public trading market, there were likely large blocks of LLIT shares in the hands of a few investors for an extended period of time. The AICPA Guide cautions that for “a traded security in which . . . trading activity is dominated by only a few holders, the [valuator] may consider this level of activity not to reflect an active market that would provide reliable pricing information.”

●	Highly volatile – LLIT’s closing stock price had volatility of 73% in 2019 with similar price volatility ranging from 40% to 88% in each of the prior nine years. Section 13.21 of the AICPA Guide and FASB ASC 820-10-35-54C caution that “a reporting entity shall evaluate the significance and relevance of . . . [p]rice quotations [that] vary substantially either over time or among market makers (for example, some brokered markets).”

LLIT’s penny stock characteristics and the AICPA Guide indicate that LLIT’s public stock trading price may be unreliable as a basis for valuation. The Commission itself also warns investors in Schedule 15G that “Penny stocks are low-priced shares of small companies. Penny stocks may trade infrequently . . . . Because it may also be difficult to find quotations for penny stocks, they may be impossible to accurately price.”

(2)	Significant Dilution. The AICPA Guide also describes potential pricing anomalies in a publicly traded security where there are significant numbers of derivative securities that can be converted into the publicly traded security. Section 13.18 of the AICPA Guide states:

“Degree of dilution. In theory, the observable public stock price should incorporate any dilution impact attributable to a transaction in . . . warrants .. . . . However, in many cases, the observable public stock price for companies that require [warrant] financing might be more reflective of option value because the market participants transacting in the public stock know that the company will not have value unless the company was successful at raising capital. Typically, in such cases, the observable public stock price will increase upon announcement of the [warrant] financing and then may take months or years to adjust to incorporate the dilution impact of the new instruments. To the extent that the observable public stock price implies a value for the company that is unreasonably high, it may be appropriate to place more weight on the direct valuation [of the company].”

LLIT’s stock price behaved exactly as described by the AICPA Guide during the three unit financings that LLIT conducted on February 14, 2020, February 25, 2020 and March 2, 2020. The units were sold in arm’s length, negotiated transactions with unaffiliated third party institutional investors who had conducted due diligence on LLIT and its business, assets, liabilities, contracts and financial performance. The resulting negotiated price for each unit (which was also the exercise price for each warrant contained in the units) is indicated in the table below. The estimated Black-Scholes value of each warrant contained in those units is also indicated in the table below.3 Subtracting the Black-Scholes warrant value from the unit sale price then implies the value of each Series A common stock:

	February 14, 2020 Units	February 25, 2020 Units	March 2, 2020 Units
Unit Issuance price	$0.85	$0.70	$0.70
Black-Scholes warrant value	$0.29	$0.24	$0.24
Implied Common Stock value	$0.56	$0.46	$0.46

[3]	The Black-Scholes values were calculated using the exercise price for each warrant, the 5.5 year term of the warrants, a risk free rate of 0.30%, the 73.2% volatility for LLIT’s Class A common stock closing price in 2019, and the value of LLIT’s Class A common stock implied by the unit offering price.

Confidential treatment requested with respect to portions marked “[***]”.

U.S. Securities and Exchange Commission

January 25, 2021

In spite of these publicly-announced, arms-length, negotiated unit offerings and their implied valuations, the closing price per share for LLIT’s Class A common stock on February 11, 2020 (the day before the first offering was publicly announced) was $1.32. This dropped to $0.74 on February 12, 2020, the day when the first offering was signed and publicly announced. However, the stock price did not fall as low as the $0.56 value for the Class A common stock implied by the unit offering price, even though this implied value could have been calculated using publicly available information. Similarly, LLIT’s stock price traded in a range from $0.59 to $1.19 between February 13 and March 6, the end of the week of the last unit offering, even though the second and third unit offerings implied a much lower value of $0.46 per LLIT Class A common share. This shows that the public stock price for LLIT was consistently overvalued compared to the value implied by the unit offering price.

(3)	Speculative Trading. LLIT’s stock trading price may have reflected speculation that its controlling shareholder, Hangzhou Lianluo, would engage in extraordinary transactions to restore LLIT to compliance with NASDAQ’s listing requirements. During 2020, LLIT had publicly disclosed NASDAQ’s delisting notices. The February and March unit offerings signaled to the public that LLIT was determined to regain compliance with those listing requirements. The public markets could well have anticipated that Hangzhou Lianluo would make a cash infusion into LLIT, that LLIT would engage in a reverse merger such as the one ultimately agreed to with Newegg or some other extraordinary transaction that could add value to LLIT.

(4)	Lack of Information. As a foreign private issuer, LLIT was exempt from providing quarterly reports and current reports to the public. It also does not have any known securities analysts following the company. At the time the merger agreement was signed on October 23, 2020, the most recent publicly available financial information was for the six months ended June 30, 2020, which was filed on EDGAR on September 30, 2020.

Section 13.21 of the AICPA Guide and FASB ASC 820-10-35-54C caution that in this situation, “a reporting entity shall evaluate the significance and relevance of . . . [p]rice quotations [that] are not developed using current information [or where] [l]ittle information is publicly available.” Similarly, the Commission says in its investor publication titled Microcap Stock: A Guide for Investors (Sept. 18, 2013): “information about microcap companies can be extremely difficult to find, . . . making it less likely that quoted prices in the market will be based on full and complete information about the company. . . . [A] lack of public information about a company can make investing in its stock more risky because the prices that are quoted for the stock are less likely to accurately reflect the risks and opportunities associated with the company and its business.”

The AICPA Guide also addresses a more specific situation where a private equity fund holds an investment in a company with publicly traded securities, but the private equity fund has more information about the public company than the stock market has.

Confidential treatment requested with respect to portions marked “[***]”.

U.S. Securities and Exchange Commission

January 25, 2021

“Differences in the information available to market participants in the active [stock] market and the market participants in the principal market for the fund’s interest. Even though the public stock markets require that companies provide certain financial information (for example, audited financial statements), there may be situations when reasonable and customary due diligence would provide better information to market participants transacting in the fund’s interest. For example, these market participants would typically have access to management and might have better information about product plans, customer relationships, operations, potential acquisitions, and so on. To the extent that the market participants transacting in the observable public stock do not have the same information about the company, these transactions may be less relevant indicators of fair value of the related interests in the enterprise.”

The situation described above with the private equity fund is similar to Newegg, where it has more information about LLIT than the public markets did by virtue of the extensive due diligence that it was able to conduct about LLIT.

Because of the four issues described above, [***].

Note E:	This amount represents [***] the disposition of LLIT’s sole remaining operating subsidiary, Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. This disposition is described in Amendment No. 3 under “Proposal II: The Disposition” and should result in the disposal of all of LLIT’s material assets and liabilities other than its cash, NASDAQ listing and public company status. Although the public was not aware of the planned disposal prior to its announcement on October 23, 2020, Newegg was aware of it during the merger agreement negotiations.

[***]

Note F:	Multiplying LLIT’s [***] per share value by the 5.8417 exchange ratio agreed to in the merger agreement results in an implied Newegg per share value of [***] as of October 23, 2020, when the merger agreement was signed and publicly announced. This per share value is then multiplied by the 62,195,173 outstanding Newegg shares to arrive at the implied aggregate value for Newegg as of October 23, 2020 of $[***].

Note G:	This reconciling item relates to differences in the aggregate value of LLIT compared to the aggregate value of Newegg relating to (1) synergies between the two companies, (2) lower cost of capital to Newegg after it becomes a publicly traded company, (3) changes to Newegg’s corporate governance that will take place at the closing of the merger, (4) premiums or discounts negotiated in the merger consideration, or (5) changes in the value of Newegg or LLIT between September 30, 2020 and October 23, 2020. The impact of these concepts is difficult to quantify, and so we have estimated their impact using the difference between the aggregate value for Newegg described in Note F and Note H.

Confidential treatment requested with respect to portions marked “[***]”.

U.S. Securities and Exchange Commission

January 25, 2021

Note H:	Newegg engaged an independent third-party valuation firm to conduct a valuation of Newegg’s equity value [***] that was reviewed by Newegg in setting the exercise price for options granted during the six months ended June 30, 2020. All [***] valuations were conducted using the same material methods, assumptions, weightings and inputs previously described in comment 19 in LLIT’s response to the Staff dated December 9, 2020, except as summarized in the chart below:

	September 30, 2019 Valuation Date	[***]	[***]
Guideline firms	The criteria for selecting the guideline firms remained unchanged across all [***] valuations, resulting in the same guideline firms being selected, except for one firm that was excluded from the [***] valuations because its stock was no longer publicly traded on those dates. Had we excluded that firm from the September 30, 2019 valuation, the resulting aggregate valuation would not have changed materially.
Enterprise value to revenue multiple (from guideline firms)	0.175X	[***]	[***]
Enterprise value to EBITDA multiple (from guideline firms)	7.5X	[***]	[***]
Projected Revenue applied to multiple (based on financial forecasts below)	$1.57 billion for 2019	[***]	$2.12 billion for 2020
EBITDA applied to multiple (based on financial forecasts and guideline firms)	2.5% of Projected Revenue ($39.3 million)	[***]	[***]
Weighted average cost of capital (based on Newegg’s size)	11.1%	[***]	[***]
Financial Forecasts for Year 1 Stub Period	[***]	[***]	[***]
Financial Forecasts Provided by Newegg	[***]	[***]	[***]
Revenue growth assumption after Newegg forecast period	[***]
EBITDA Margin assumption after Newegg forecast period	[***]	[***]	[***]
Time to reach terminal period	[***]	[***]
Total resulting equity value	$425,000,000	[***]	[***]

As summarized in the table above, the main changes between the three valuations were to (i) use contemporaneous forecasts and financials for each valuation, (ii) use contemporaneous information from guideline firms, and (iii) adapt weighted average capital costs, growth rates, margins and other inputs based on updated historical and forecast trends for Newegg and the guideline firms.

Based on the updated valuations, Newegg’s aggregate equity value [***]. Then, [***], the value [***].

Confidential treatment requested with respect to portions marked “[***]”.

U.S. Securities and Exchange Commission

January 25, 2021

These valuations are consistent with the trends observed by Newegg over the last year. Prior to June 30, 2020, the long-term effect of the COVID-19 pandemic was not known to Newegg. Newegg’s business was initially stagnant and uncertain in the immediate aftermath of the pandemic. This uncertainty existed throughout the computer and electronics industry, as reflected in the performance of Newegg’s guideline firms through June 30, 2020. However, in the second half of 2020, Newegg’s expected and actual financial performance has improved significantly, driven by a shift in consumer buying preferences from in-store to online distribution channels and by the increase in work-from-home arrangements, necessitating greater consumer investments in the type of computers and electronics sold by Newegg.

The strength and long-term duration of these consumer trends were uncertain, and to some degree, unexpected by Newegg prior to June 30, 2020 [***]. However, as those trends became more apparent and certain, Newegg prepared updated financial forecasts and provided those to LLIT on August 31, 2020. [***]

The June 30, 2020 valuation is also consistent with [***].

Other Historical LLIT Trading Values. [***] Newegg also considered other historical LLIT trading prices to gain perspective on Newegg’s equity value. In general, Newegg classified those dates into two time periods: trades occurring prior to public announcement of the merger on October 23, 2020, and trades occurring after that public announcement.

Prior to October 23, 2020, LLIT’s trading price was completely unrelated to Newegg. Although Newegg was affiliated with LLIT by common control as early as 2017, this affiliation was not readily known to the public, and the two businesses were otherwise unrelated to each other. LLIT operated in the China medical device industry in a manner completely separate from the North American computer and electronics e-commerce industry in which Newegg operated. Any comparison of LLIT’s stock trading price to Newegg’s equity value would be arbitrary for that time period. As a result, Newegg did not conduct any further analysis of LLIT’s stock prices for trades occurring before the merger was announced.

Since October 23, 2020, LLIT’s stock trading price has fluctuated wildly from $3.30 to $6.47 per share, for no apparent reason. During this time, neither Newegg nor LLIT has released any material information to the public that was not already contained in LLIT’s initial press release announcing the merger agreement or in LLIT’s Form F-1 and Form F-4 that were filed before the opening of the NASDAQ stock market on the following trading day. Although the Form F-1 and Form F-4 have been amended twice, none of those amendments contained any material changes that would appear to justify the large fluctuations in LLIT’s stock trading price that occurred after those amendments were made. Neither Newegg nor LLIT has issued any equity or equity derivatives during this time period either. The 100 day volatility of LLIT’s stock price in the last three months has regularly been in excess of 100%, with no meaningful correlation to price movements in major stock indices or comparable companies similar to LLIT or Newegg. [***] As a result, Newegg did not conduct any further analysis of LLIT’s stock prices for trades occurring after the merger was announced.

Confidential treatment requested with respect to portions marked “[***]”.

U.S. Securities and Exchange Commission

January 25, 2021

Newegg, Inc.

Unaudited Consolidated Financial Statements, page F-51

4.	Please provide updated interim financial information for Newegg here and throughout the filing. Refer to General Instruction C.1(d) of Form F-4 and Item 17(b)(8) of Form S-4.

Response: The company to be acquired, Newegg, Inc. or Newegg, is currently a private company and is not required to produce quarterly financial statements in accordance with Part I of Form 10-Q under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Upon consummation of the merger, Newegg will be a wholly owned subsidiary of LLIT, and LLIT will continue to be the registrant.

LLIT is currently a foreign private issuer domiciled in the British Virgin Islands.  A majority of its voting securities are held by Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Hangzhou Lianluo”), a Chinese company, which is controlled by Mr. Zhitao He, a resident of China.  Upon the completion of the merger, LLIT will continue to be domiciled in the British Virgin Islands, and a majority of its voting securities will be owned Digital Grid (Hong Kong) Technology Co., Limited (“Digital Grid”), a Hong Kong company.  Digital Grid is a wholly owned subsidiary of Hangzhou Lianluo, which will continue to be controlled by Mr. He.  As a result, LLIT will continue to be a foreign private issuer after the merger.  Its business, through Newegg, will be administered principally in the U.S. after the merger.  Nevertheless, LLIT will continue to be a foreign private issuer within the meaning of rule 3b-4(c) of the Exchange Act, because it is organized under the laws of a foreign country (the British Virgin Islands) and more than 50% of its outstanding voting securities will be held by residents outside of the United States (Mr. He).

As a foreign private issuer, LLIT and its subsidiary Newegg, will continue to be exempt from providing quarterly financial statements.  In addition, Section 6210.2 of the Commission’s Financial Reporting Manual states that “Interim financial statements are required in a registration statement if the effective date of the registration statement is more than nine months after the end of the last audited financial year. In this circumstance the registration statement should contain consolidated interim financial statements, which may be unaudited (in which case that fact should be stated), covering at least the first six months of the financial year.”

We have included disclosure to clarify LLIT’s foreign private issuer status on pages xiv, 14, and 65 of the Amendment No. 3. Similar disclosures have been made in the amendment No.3 to the registration statement on Form F-1 (File No. 333-249659).  In addition, Amendment No. 3 contains interim financial statements for the first six months of the financial year.

Confidential treatment requested with respect to portions marked “[***]”.

U.S. Securities and Exchange Commission

January 25, 2021

Audited Consolidated Financial Statements

(19) Segment Information, page F-120

5.	We read your response to comment 4 and your corresponding disclosure revisions. Segment-related information is disclosed on a management approach basis and disclosure of certain segment-related amounts is not required, if those amounts are not reviewed by the chief operating decision maker. However, this provision does not apply to entity-wide disclosures. Please disclose your revenues by group of similar products and services. Alternatively, if providing this disclosure is impracticable (which is expected to be rare), please tell us the specific aspects of providing this disclosure that are impracticable and explain in detail why each aspect is impracticable. If your impracticability assertion for one or more specific aspects surrounds excessive cost, please also demonstrate how you determined the cost would be excessive. Refer to ASC 280-10-05-5 and ASC 280-10-50-40.

Response: In response to the Staff’s comment, we have revised the segment footnote disclosure of the financial statements to include the breakdown of net sales by product category and revenue stream.

In our business section, we listed the Stock Keeping Units (the “SKUs”) by product categories. Our product categories and aggregation of these categories change regularly depending on where on our platform would best be poised to convert a sale. There were a large number of SKUs that were categorized differently from one year to another historically. Therefore, it will be very difficult to track the related historical financial data at that level and would entail excessive resources to retrospectively present this information accurately.

As a result, the segment footnote disclosure will reflect the breakdown of net sales by product category and revenue stream effective for the six months ended June 30, 2020 and prospectively.

Confidential treatment requested with respect to portions marked “[***]”.

U.S. Securities and Exchange Commission

January 25, 2021

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86 10-89788107 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

Lianluo Smart Limited

By:	/s/ Bin Lin
Bin Lin
Chief Executive Officer

cc:	Kevin Sun, Esq., Bevilacqua PLLC

Joan Wu, Esq., Hunter Taubman Fischer & Li LLC

Confidential treatment requested with respect to portions marked “[***]”.